SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                   -------------------------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 30)

                              Champion Parts, Inc.
                        ---------------------------------
                                (Name of Issuer)

                          Common Shares, $.10 par value
                       ---------------------------------
                         (Title of Class of Securities)

                                   158609 10 7
                          ----------------------------
                                 (CUSIP Number)

       Raymond G. Perelman                         Barry L. Katz
       1820 Rittenhouse Square                     225 City Avenue, Suite 14
       Philadelphia, PA 19103                      Bala Cynwyd, PA 19004

                      ------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 16, 2003
                       ---------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /__/.

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1. NAME OF REPORTING PERSON: RGP Holding, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) /_/
                                                       (b) /_/
3. SEC USE ONLY

4. SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) /__/

6. CITIZENSHIP OR PLACE OF ORGANIZATION - Delaware

NUMBER OF         7.       SOLE VOTING POWER - See Item 5
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER - See Item 5
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER - See Item 5
REPORTING
PERSON WITH      10.      SHARED DISPOSITIVE POWER - See Item 5

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - See Item 5

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /__/

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - See Item 5

14. TYPE OF REPORTING PERSON - CO


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Item 1. Security and Issuer.
----------------------------

         This statement relates to the common stock, par value $.10 per share (the "Common Shares"), of Champion Parts, Inc. (the "Corporation"), 2005 W. Avenue B Hope, AR 71801.

Item 2.  Identity and Background.
---------------------------------

         (a)-(c), (f) this statement is being filed by RGP Holding, Inc. ("RGP"), a Delaware corporation, the principal executive offices of which are located at 3411 Silverside Road, Wilmington, DE 19810. RGP is a holding company with no present operations. RGP is a wholly owned subsidiary of the Raymond G. Perelman Charitable Remainder Unitrust, of which Raymond G. Perelman and Ruth Perelman are the sole trustees.

         Attached as Schedule 1 hereto and incorporated by reference herein is a table setting forth all of the executive officers, directors and controlling persons of RGP and the business address, principal occupation and citizenship of each such person.

         (d) During the past five years, neither RGP nor any of the persons listed on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither RGP nor any of the persons listed on Schedule 1 hereto has been party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

         RGP purchased with its own funds the Common Shares reported herein as being beneficially owned by it for an aggregate purchase price of $2,963,748.35.

Item 4.  Purpose of the Transaction.
------------------------------------

         RGP and its predecessors in interest has owned shares in the Corporation for over 14 years and has owned over 18% of the Common Shares for in excess of 7 years. RGP recently acquired an option to purchase an additional 600,012 shares because it believes they represent an attractive investment opportunity. RGP presently intends to exercise this option. Subject to market conditions and to any changes in RGP's own circumstances, RGP may continue to acquire Common Shares in open market or privately negotiated transactions or otherwise, thereby increasing its position in the Corporation

         RGP intends to review its investment from time to time in light of the Corporation's business affairs and financial position as well as conditions in the securities markets and general economic and industry conditions. Based upon such review, RGP may consider taking various alternative courses of action which it deems appropriate in light of circumstances existing from time to time. Such actions may include the acquisition of control of the Corporation by means of a negotiated transaction, tender or exchange offer, a proxy contest or otherwise, or taking such other actions as RGP deems appropriate. One of the things RGP is presently exploring is changing the make up and/or seeking control of the Board of Directors.

         While it is not the current intention of RGP to do so, RGP reserves the right to dispose of some or all of its Common Shares in the open market, in privately negotiated transactions to third parties or otherwise, depending upon the course of action that the Corporation determines to pursue, market conditions and other factors.

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         Although the foregoing  represents  the range of  activities  currently contemplated by RGP with respect to the Common Shares, it should be noted that the possible activities of RGP in respect to the Common Shares are subject to change at any time . Except as set forth above, RGP has no current plans or intentions which would result in or relate to any of the transactions required to be described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         RGP presently has two representatives on the Board of Directors of the Corporation. The two Directors are Raymond G. Perelman and Barry L. Katz. There is no agreement or understanding between the reporting person and Mr. Katz with respect to the Company or the shares owned by Mr. Katz and the reporting person specifically declines any beneficial interest with respect to such shares. The reporting person specifically declines to file amendments to this Schedule 13D for the purpose of reporting future transactions in Company shares by Mr. Katz, who has his own disclosure obligations as a Director of the Company.

Item 5. Interest in Securities of the Issuer.
---------------------------------------------

         (a) and (b) In April 2000, RGP purchased 35,000 shares for a total purchase price of $35,000. As of the close of business on May 16, 2003 RGP owned 696,600 Common Shares, constituting approximately 19.1% of the Common Shares outstanding, based upon 3,655,266 Common Shares purportedly outstanding as of December 31, 2002, as stated in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2002. All of such Common Shares are owned directly by RGP, which has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of the Common Shares.

         None of the persons referred to on Schedule 1 hereto beneficially owns any Common Shares, except Mr. Katz beneficially owns 250 shares.

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         (c) On May 16,  2003 RGP  obtained  an option  until  June 18,  2003 to acquire 600,012 common shares of stock from Dana Corporation at an option price of $.50 per share. None of the persons referred to in Schedule 1 hereto has purchased or sold Common Shares during the past 60 days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by RGP.


         (e) Not applicable.

Item 1.  Item 6.  Contracts, Arrangements, Understandings or
         ---------------------------------------------------
         Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------

         See letter agreement dated September 20, 1993 between Raymond G. Perelman, RGP Holding, Inc. and the Corporation as amended, previously filed as an exhibit.

         See Letter Agreement Between RGP and Dana Corporation.

Item 7.  Material to be Filed as Exhibit(s)
-------------------------------------------

         Exhibit 15- Letter Agreement between RGP and Dana Corporation.


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A. SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           /s/ Raymond G. Perelman
                                           -------------------------------------
                                                       RGP Holding, Inc.

Dated:   May 19, 2003             By:      Raymond G. Perelman, Chairman and CEO



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                                RGP HOLDING, INC.

                                   Schedule I

1. Officers and Directors

     Raymond G. Perelman   Chairman, CEO, Director          Executive
     Ruth Perelman         Director                         Executive
     Barry L. Katz         President & General Counsel      Executive/Attorney
     Michael J. Cull       V.P., CFO & Treasurer            Finance/Accounting
     Michael Conley        Secretary                        Attorney
     Arlene Nash           Assistant Treasurer              Finance/Accounting

2. The business address of RGP Holding, Inc. is :

     103 Springer Building
     3411 Silverside Road
     Wilmington, DE 19810

     Telephone: 302-478-6160
     Fax: 302-478-3667